Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
Companhia Brasileira de Petróleo Ipiranga S.A.
Commission File Number: 001-14950

Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. In addition, documents (including any exhibits) filed with the SEC by Ultrapar Participações S.A. will be available free of charge from the Investor Relations office of Ultrapar Participações S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910, tel: 011-55-11-3177-6695. PLEASE, READ THE DOCUMENTS CAREFULLY BEFORE MAKING A DECISION REGARDING THE MERGER.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction

MATERIAL NOTICE
of
ULTRAPAR PARTICIPAÇÕES S.A.

In accordance with the public offer notices (“Public Offer Notices”) published on September 20, 2007, ULTRAPAR PARTICIPAÇÕES S.A. (“Ultrapar”), following the rules established by the “Comissão de Valores Mobiliários” - Brazilian Securities Exchange Commission (“CVM”) Instruction Nº. 361, dated March 5, 2002 (“CVM Instruction 361/02”), and in accordance with Article 254-A of Law 6,404, of December 15, 1976, (“Brazilian Corporate Law”), will be carrying out public offers for the purchase of the common shares of DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A. (“DPPI”) and REFINARIA DE PETRÓLEO IPIRANGA S.A. (“RIPI”), as a consequence of Ultrapar’s acquisition of a controlling interest in such companies as announced to the market on March 19, 2007, through auctions (“Auctions”) to be held on October 22, 2007.

The Public Offer Notices for the tender offers included information relating to the rules for the implementation of the Auctions and were published in the following newspapers: Official Gazette of the State of Rio Grande do Sul, Jornal Agora de Rio Grande, O Estado de São Paulo, Valor Econômico and in the Official Gazette of the State of São Paulo for RIPI, and the Official Gazette of the State of Rio Grande do Sul, Jornal do Comércio do Rio Grande do Sul, O Estado de São Paulo, Valor Econômico and the Official Gazette of the State of São Paulo for DPPI, on September 20, 2007, and were made available on the websites of the CVM (www.cvm.gov.br), Bovespa (www.bovespa.com.br), Ultrapar (www.ultra.com.br), Ipiranga (www.ipiranga.com.br) and BBI (www.shopinvest.com.br/ofertaspublicas).

Ultrapar, aware that some shareholders are still registering their shares for the Auctions, and reiterating its commitment to the best corporate governance practices, hereby informs the market that, as the offerer, it will acquire the common shares of shareholders who have not been able to participate in the Auctions up to and including on November 8, 2007, provided such holders prove that they held the shares on the relevant Auction date.

The price to be paid for such shares would be the same as paid at the Auctions, which will be R$106.28147 for RIPI3 and R$112.06937 for DPPI3, updated by the “Taxa Referencial” - Reference Rate (365-day basis), calculated pro-rata temporis up to the financial settlement date for each Auction, under the terms of the respective Public Offer Notice.

Shareholders who were not able to register their shares for the Auctions and who wish to sell their shares in accordance with the procedures outlined in this “Material Notice”, may do so up to November 8, 2007. Parties interested should contact Ultrapar's Investor Relations Department -  tel.: (55 11) 3177-7014.

October 18, 2007

André Covre Chief Financial and Investor Relations Officer ULTRAPAR PARTICIPAÇÕES S.A.	Sérgio Roberto Weyne Ferreira da Costa Investor Relations Officer DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO IPIRANGA S.A.	Sérgio Roberto Weyne Ferreira da Costa Investor Relations Officer REFINARIA DE PETRÓLEO IPIRANGA S.A.